02022729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51856

SEC MAIL PROCESSING RECEIVED MAY 20 2002 WASH. 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond, VA 23226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Johnson (804) 285-5600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheely Burcham Eddins Rokenbrod & Carroll
(Name — *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 203 Richmond, VA 23226
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5/31/2002

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles M. Johnson
Signature

Member
Title

Sandra H. Woodard
Notary Public
My commission expires 8-31-02

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on Internal Controlrequired bySEC ruling 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

JOHNSON CAPITAL, LLC

December 31, 2001 and 2000

NOT FOR PUBLIC DISCLOSURE

This report is deemed confidential in accordance with Rule 17a-5(e)(3). A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Financial Statements

JOHNSON CAPITAL, LLC

December 31, 2001 and 2000

CHEELY BURCHAM EDDINS
ROKENBROD & CARROLL
A PROFESSIONAL CORPORATION
*Certified Public Accountants
& Consultants*

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

7200 GLEN FOREST DRIVE, SUITE 203
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cheelyburcham.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Johnson Capital, LLC

We have audited the accompanying statements of financial condition of Johnson Capital, LLC (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Capital, LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Cheely Burcham Eddins Rokenbrod & Carroll

February 11, 2002

STATEMENTS OF FINANCIAL POSITION

JOHNSON CAPITAL, LLC

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 7,594	$ 241,086
Accounts receivable	395,281	280,264
Investments	127,009	109,646
TOTAL CURRENT ASSETS	529,884	630,996
Furniture and equipment, at cost, less accumulated depreciation of $5,937 at December 31, 2001 and $1,662 at December 31, 2000	20,618	13,199
	$ 550,502	$ 644,195
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 93,146	$ 5,836
MEMBER'S EQUITY	457,356	638,359
	$ 550,502	$ 644,195

The notes to financial statements are an integral part of these statements.

STATEMENTS OF INCOME

JOHNSON CAPITAL, LLC

	For the Years Ended December 31, 2001	2000
Revenues:		
Commissions	$ 1,446,865	$ 1,224,585
Interest Income	4,948	12,963
	1,451,813	1,237,548
Expenses :		
Employee compensation and benefits	235,080	39,982
Other expenses	196,795	177,176
	431,875	217,158
NET INCOME	$ 1,019,938	$ 1,020,390

The notes to financial statements are an integral part of these statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

JOHNSON CAPITAL, LLC

For the Years Ended December 31, 2001 and 2000

Balance at January 1, 2000	$ –
Comprehensive income:	
Net income	1,020,390
Unrealized gain on investment	9,646
Contribution of capital	696,418
Distributions	(1,088,095)
Balance at December 31, 2000	638,359
Comprehensive income:	
Net income	1,019,938
Unrealized gain on investment	17,363
Contribution of capital	11,131
Distributions	(1,229,435)
Balance at December 31, 2001	$ 457,356

The notes to financial statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS

JOHNSON CAPITAL, LLC

	For the Years Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,019,938	$ 1,020,390
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,712	1,662
Increase in accounts receivable from customers	(115,017)	(280,264)
Increase in accounts payable	87,310	5,836
NET CASH PROVIDED BY OPERATING ACTIVITIES	995,943	747,624
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment	–	(100,000)
Purchase of furniture and equipment	–	(14,861)
NET CASH USED BY INVESTING ACTIVITIES	–	(114,861)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to equity	–	696,418
Distributions of equity	(1,229,435)	(1,088,095)
NET CASH USED IN FINANCING ACTIVITIES	(1,229,435)	(391,677)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(233,492)	241,086
CASH AND CASH EQUIVALENTS, beginning of year	241,086	–
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,594	$ 241,086

SUPPLEMENTAL CASH FLOWS DISCLOSURES:

	2001	2000
Noncash financing activity – property contributed to company	$ 11,131	$ –
Noncash investing activity – increase in fair value of available-for-sale investment	$ 17,363	$ 9,646

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

JOHNSON CAPITAL, LLC

December 31, 2001

NOTE A—ORGANIZATION AND NATURE OF BUSINESS

Company: Johnson Capital, LLC (the Company) is an introducing dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company introduces investors to various hedge funds and receives fees based on the performance of the fund and amount invested. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

Income Taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income is included in the member's individual tax return. Therefore, no liability for federal or state taxes has been included in this financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to forty years.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments.

Use of Estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains its cash deposits in an uninsured money market account.

Reclassification: Certain amounts in the 2000 financial statements have been reclassed to conform to the 2001 presentation.

NOTE B—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had a negative net capital of $85,704, with a required net capital of $6,210.

NOTE B—NET CAPITAL REQUIREMENTS—Continued

On April 28, 2002, the Company determined that it had not met the minimum net capital requirement of $6,210 for the year ended December 31, 2001 and immediately notified the SEC in accordance with notification provisions in SEC Rule 17a-11. Also on January 17, 2002, the member funded the capital account to a bank in excess of the minimum required amount.

NOTE C—OTHER REGULATORY REQUIREMENTS

The Company maintains special accounts for the Exclusive Benefit of customers and is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15-c3-3 under Section (k)(2)(i).

NOTE D—INVESTMENTS

The carrying amount of the equity security classified as available for sale in the statement of financial position was $100,000 at December 31, 2001. The approximate fair market value at December 31, 2001 and 2000 was $127,009 and $109,646, respectively. The unrealized gain included in the statement of changes in member's equity as a component of comprehensive income was $17,363 at December 31, 2001 and $9,646 at December 31, 2000.

NOTE E—LEASE

The Company leases a vehicle under a noncancellable operating lease that expires in 2003. Lease expense was $16,506 and $5,502, respectively, for the years ended December 31, 2001 and 2000. The future minimum lease payments under the lease at December 31, 2001 are as follows:

2002	$16,506
2003	11,004

NOTE F—PENSION PLAN

A money purchase pension plan was adopted in 2001 for employees who have met certain service requirements. The Company must contribute an amount equal to 21% of participants' compensation to the plan each year. Money purchase pension plan expense was $68,000 in 2001. The Company's funding policy is to make contributions as accrued.

SCHEDULE I

COMPUTATION OF NET CAPITAL

JOHNSON CAPITAL, LLC

	December, 31 2001	December, 31 2000
Total member's equity	$ 457,356	$ 638,359
Deductions and/or charges		
Non-allowable assets	(542,908)	(109,646)
Net capital before haircuts on securities position	(85,552)	528,713
Haircuts on securities		
Other securities	(152)	(4,822)
Net capital	$ (85,704)	$ 523,891

See independent auditors' report.

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

JOHNSON CAPITAL, LLC

	December, 31 2001	December, 31 2000
Minimum net capital required	$ 6,210	$ 389
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 6,210	$ 5,000
Excess net capital at 1500%	$ –	$ 518,891
Excess net capital at 1000%	$ –	$ 523,307

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2001	2000
Total aggregate indebtedness liabilities	$ 93,146	$ 5,836
Percentage of aggregate indebtedness to net capital	–	1%

See independent auditors' report.

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(d)(4)

JOHNSON CAPITAL, LLC

	December, 31 2001	2000
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS Report	$ 7,366	$ 236,264
Audit adjustments	42,682	287,627
Change in non-allowable assets	(135,828)	–
Change in haircut on securities	76	–
Net capital	$ (85,704)	$ 523,891

See independent auditors' report.